PMU News Release #08-13
TSX, NYX Symbol PMU

December 9, 2008

Pacific Rim Files Notice of Intent to Seek CAFTA Arbitration

Pac Rim Cayman LLC, a Nevada corporation and a wholly-owned subsidiary of Pacific Rim Mining Corp. (collectively with Pac Rim Cayman LLC, “Pacific Rim” or the “Company”), has filed a Notice of Intent (“NOI”) to commence international arbitration proceedings against the Government of El Salvador under the Central America-Dominican Republic-United States of America Free Trade Agreement (“CAFTA-DR” or “CAFTA”). Pacific Rim will be claiming significant monetary damages (several hundred million dollars) in the arbitration if a satisfactory resolution is not found within 90 days following the filing of the NOI. The Company has retained the Washington, DC-based international law firm of Crowell & Moring, LLP to represent it in the arbitration.

Conference Call

Pacific Rim will host a conference call this morning to discuss the details of this CAFTA action. The conference call will commence at 11:00 am Eastern time (8:00 am Pacific time) and is open to all interested parties by dialing 1-800-762-8973 toll free from Canada or the US, or 1-480-629-9572 from international locations, approximately 10 minutes prior to the scheduled start time.

Presenting on behalf of Pacific Rim will be Tom Shrake, President and CEO. The Company’s legal counsel in this matter, Timothy McCrum of Crowell & Moring, LLP, will additionally be on line to answer questions.

A replay of the call will be available from 3 hours following its completion until December 16, 2008. The replay dial-in number is 1-800- 406-7325 in Canada or the US and 1-303-590-3030 from international locations. The access code to listen to the replay is 3952530.

Basis of Claim

By exploring, discovering and delineating gold deposits in El Salvador while at all times operating in full compliance with El Salvadoran law, Pacific Rim has developed precious metal assets higher in value than the investment of over US$ 75 million undertaken in El Salvador by the Company and its predecessors. The Company’s claims under CAFTA are based on the Government of El Salvador’s breaches of international and El Salvadoran law arising out of the Government’s failure, within its own mandated time frames and pursuant to the clear terms of applicable laws, to issue exploration and exploitation permits to which the Company is entitled. This inaction by the Government of El Salvador has resulted in significant loss to the Company, its employees, and the local communities.

The Company’s mandate to its shareholders is to build a gold mining company that explores and develops gold deposits in an environmentally responsible manner. In meeting its responsibilities, a mine design for the Company’s El Dorado gold project was submitted to the Government of El Salvador in its final form in October 2006, over two years ago. Development of the El Dorado project has received support from an increasing majority of El Salvadoran citizens, including national and local organizations and their leaders. Despite the inclusion of carefully engineered environmental protections in the El Dorado development and operating plans and strong public support, the Government of El Salvador has not met its responsibility to issue the Company additional permits. Therefore it is with great regret that the Company has concluded it must seek a legal remedy to secure its right to develop the El Dorado project.

“It is with deep regret that we must now pursue our legal rights through the initiation of a CAFTA action and we intend to pursue these rights vigorously,” states Tom Shrake, President and CEO of Pacific Rim. “Sadly, it is not just Pacific Rim whose rights are being compromised, but the rights of all Salvadorans and foreign investors. Local communities and social and environmental agencies are being denied the benefits of our community programs. The country is being denied a project that sets new environmental precedents for the Americas and that is destined to become a significant contributor to the economy in the

#1050 – 625 Howe Street, Vancouver, BC V6C 2T6
Toll Free 1- 888-775-7097 Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: general@pacrim-mining.com Website: www.pacrim-mining.com midst of a worldwide economic crisis. With the mine operating, Pacific Rim would be the single greatest contributor to the tax revenues of the country, and rather than providing thousands of new lucrative jobs for El Salvadorans, we have had to dismiss over 200 local workers in the past few months. Nonetheless, we remain committed to resolving our permitting impasse and throughout the mandated 90-day period prior to arbitration, will continue to seek a solution to this dispute with the government of El Salvador so that we can put our employees back to work building and operating a safe and environmentally sound mine that provides the engine for a sustainable economy in the northern region of El Salvador as well as benefiting the nation as a whole.”

Arbitration Process
Under CAFTA rules and procedures, involved parties have 90 days following the filing of the NOI to resolve their dispute amicably. If a resolution is not forthcoming in this timeframe, the Company has the right to commence arbitration proceedings against El Salvador on March 9, 2009. The arbitration will be administered under the Convention on the Settlement of Investment Disputes Between States and Nationals of Other States and under the Rules of Procedure for Arbitration Proceedings of the International Centre for Settlement of Investment Disputes ("ICSID"). ICSID is an affiliate of the World Bank and is headquartered in Washington, D.C.

In the arbitration, the Company intends to request, among other things, that the arbitral tribunal award: 1) compensation for the money Pacific Rim has spent in pursuit of its investments in El Salvador; 2) damages for the loss of value that has been created by the Company through its efforts and investments resulting from the Government's wrongful conduct; 3) costs associated with preparation for and conduct of the arbitration proceedings; and 4) pre- and post- award interest on all claims. Once an arbitral tribunal is constituted, the length of the ensuing proceedings may range from approximately one to three years.

About the Company
Pacific Rim is an environmentally and socially responsible exploration company focused exclusively on high grade, environmentally clean gold deposits in Central America. Pacific Rim’s primary asset and focus of its growth strategy is the high grade, vein-hosted El Dorado gold project in El Salvador. The Company is also generating and exploring a pipeline of grassroots gold projects. Pacific Rim’s goal is to become a low cost, intermediate level gold producer. Pacific Rim Mining Corp.’s shares trade under the symbol PMU on both the Toronto Stock Exchange (“TSX”) and the NYSE Alternext US (“NYX”).

On behalf of the board of directors,

“Thomas C. Shrake”

Thomas C. Shrake
President and CEO

To contact the Company about this news release, call 1-888-775-7097 or 604-689-1976 or email general@pacrim-mining.com.

Cautionary Note Regarding Forward-Looking Statements
Information set forth in this document concerning the Company’s plans for its properties, operations and other matters may involve forward-looking statements. By their nature, forward-looking statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management, and are subject to numerous risks and uncertainties, some of which are beyond Pacific Rim’s control, including but not limited to: the resolution of the El Dorado permits dispute within the minimum 90-day NOI period provided for in CAFTA; the necessity to proceed with a formal CAFTA arbitration following the minimum 90-day NOI period; the outcome of any local or international trade disputes; the granting of the necessary permits to develop and exploit the El Dorado project; the availability of sufficient funding to proceed with exploration, development, operational and corporate plans; and other risks and uncertainties related to the Company’s prospects, properties and business strategy factors detailed in the Company’s Canadian and U.S. regulatory filings.

Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Investors should review the Company’s disclosure of Risks and Uncertainties in its Annual and Quarterly reports as filed on SEDAR in Canada and EDGAR in the U.S., and are cautioned against attributing undue certainty to forward-looking statements.

The TSX and the NYX have neither reviewed nor accept responsibility for the adequacy or accuracy of this release.

#1050 – 625 Howe Street, Vancouver, BC V6C 2T6
Toll Free 1- 888-775-7097 Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: general@pacrim-mining.com Website: www.pacrim-mining.com